Sale of Aventis CropScience to Bayer completed

Berlin, June 3, 2002 - Schering AG (FSE: SCH, NYSE: SHR) announced today the closing of the sale of its 24 per cent stake in Aventis CropScience, Lyon, to Bayer Group, Leverkusen (FSE: BAY) for EUR 1.5 billion. The announcement follows the general clearance of the sale by Schering and Aventis S.A., Strasbourg (NYSE: AVE), to Bayer by the European Commission and the U.S. Federal Trade Commission, subject to certain conditions to be fulfilled by Bayer.

"This transaction is a major step in our successful strategy to concentrate on our resources in the pharmaceutical field and to enhance the value of Schering for our shareholders," said Dr Hubertus Erlen, CEO and Chairman of the Board of Executive Directors of Schering AG. "The proceeds from the transaction are being used for strategic acquisitions as well as for internal growth opportunities."

In 1994, Schering separated out its crop protection business to form the new company AgrEvo together with Hoechst AG. After the merger of Hoechst AG with the French company Rhone-Poulenc, AgrEvo was integrated into Aventis CropScience on January 1, 2000. In October 2001, Schering decided to sell its stake simultaneously with Aventis to Bayer AG.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96;
friedrich.vonheyl@schering.de

Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de

Bayer AG: Guenter Forneck, Tel: +49 214 30 50446, guenter.forneck.gf@bayer-ag.de

Aventis S.A.: Carsten Tilger, Tel: +33 3 8899 1114, carsten.tilger@aventis.com

Find additional information at: www.schering.de/eng